May 10, 2013



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	Acacia Research Corp.
	As of April 30, 2013

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find an amended Schedule 13G for the above named company showing a change of beneficial ownership of 10% or more as of April 30, 2013 filed on behalf of Eagle Asset Management,Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:aw
Enclosures

cc:	Office of the Corporate Secretary
	Obagi Medical Products, Inc.
	3760 Kilroy Airport Way, #500
	Long Beach, CA 90806



	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.  1   )*


	Obagi Medical Products, Inc.

	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)

                       67423R108
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 67423R108                            13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             	5   SOLE VOTING POWER
         SHARES                                  20,800
      BENEFICIALLY            	6   SHARED VOTING POWER
      OWNED                             	- - -
AS OF April 30, 2013        	7  SOLE DISPOSITIVE POWER
        BY EACH                                  20,800
       REPORTING              	8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      20,800

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	0.12%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:
		Obagi Medical Products, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

       		3760 Kilroy Airport Way, #500
		Long Beach, CA 90806


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

        	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock

Item 2(e)	CUSIP Number:

          	67423R108

Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of April 30, 2013

         (a)  	Amount Beneficially Owned:

              	20,800 shares of common stock beneficially owned including:

                 No. of Shares:  20,800

          (b)  	Percent of Class:                              	0.12%


         (c)	Deemed Voting Power and Disposition Power:

             (i)            	(ii)           	    (iii)         (iv)
              	                                  	         Deemed
              Deemed         Deemed               to have        to have
             to have          to have             Sole Power   Shared Power
              Sole Power    Shared Power     	to Dispose   	to Dispose
              to Vote or      to Vote or           or to          or to
              to Direct        to Direct         Direct the      Direct the
              to Vote           to Vote          Disposition    Disposition

Eagle Asset   20,800          ----                20,800      ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
             	(__X_)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2013		EAGLE ASSET MANAGEMENT, INC.



 				_________________________________
 				Damian Sousa
 				Vice President
 				Chief Compliance Officer





Page 5 of 5 Pages